Exhibit 99.2

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 21, 2021.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 14 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Bonnie R. Brooks Shares Voted For: Withheld:	108,544,164 14,257	Robert Dépatie Shares Voted For: Withheld:	108,554,269 4,152

Robert J. Gemmell Shares Voted For: Withheld:	108,553,191 5,230	Alan D. Horn Shares Voted For: Withheld:	108,530,173 28,248

Ellis Jacob Shares Voted For: Withheld:	108,554,180 4,241	Philip B. Lind Shares Voted For: Withheld:	108,526,573 31,848

John A. MacDonald Shares Voted For: Withheld:	108,550,071 8,350	Isabelle Marcoux Shares Voted For: Withheld:	108,552,277 6,144

Joe Natale Shares Voted For: Withheld:	108,530,776 27,645	David R. Peterson Shares Voted For: Withheld:	108,549,741 8,680

Edward S. Rogers Shares Voted For: Withheld:	108,525,325 33,096	Loretta A. Rogers Shares Voted For: Withheld:	108,527,765 30,656

Martha L. Rogers Shares Voted For: Withheld:	108,527,965 30,456	Melinda M. Rogers-Hixon Shares Voted For: Withheld:	108,528,225 30,196

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 108,577,508 shares voted in favour of their appointment and 4,545 withheld.

For additional information, please see the Corporation’s management information circular dated March 4, 2021, a copy of which is available on SEDAR at www.sedar.com.

Toronto, Ontario April 21, 2021

ROGERS COMMUNICATIONS INC.

Per:	“Lisa Damiani”
Lisa Damiani
Chief Legal and Regulatory Officer
and Secretary